UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-26086

NOTIFICATION OF LATE FILING
(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

YARDVILLE NATIONAL BANCORP
Full name of registrant

Former name if applicable

2465 Kuser Road
Address of principal executive office (Street and number)

Hamilton, New Jersey 08690
City, state and zip code

PART II - RULE 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 without unreasonable effort or expense due, in part, to the identification by Registrant’s management of a material weakness in Registrant’s internal control over financial reporting as a result of management’s assessment of the effectiveness of Registrant’s internal control over financial reporting as of December 31, 2006. The material weakness related to the risk rating process and resultant determination of the allowance for loan losses and the provision for loan losses. The Registrant requires additional time to undertake an expanded review of loan files to confirm appropriate risk ratings and, in turn, the allowance for loan losses and the provision for loan losses, and to obtain the report of its independent registered public accounting firm. Registrant expects that it will be able to file the referenced Annual Report on Form 10-K by March 30, 2007.

PART IV -OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Stephen F. Carman	609	585-5100
(Name)	(area code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 30, 2007, Registrant issued a press release reporting its financial results for the fourth quarter and fiscal year ended December 31, 2006. After identifying a material weakness related to the risk rating process and resultant determination of the allowance for loan losses and the provision for loan losses, Registrant anticipates that the financial results reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 will be revised from those previously reported. Specifically, the Registrant anticipates that it will report net income for the year ended December 31, 2006 of $5.3 million, compared to $6.9 million previously reported and $20.9 million earned during the year ended December 31, 2005. Registrant anticipates that it will report earnings per share on a diluted basis for the year ended December 31, 2006 of $0.46, compared to $0.61 previously reported and $1.89 for the year ended December 31, 2005. The revised amounts for 2006 are estimates at this time and are subject to change based on the completion of the expanded review of the loan files described in Part III of this filing. The decreases in net income and diluted earnings per share from 2005 are primarily due to Registrant’s previously reported balance sheet restructure, which was completed in December 2006.

YARDVILLE NATIONAL BANCORP
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2007	By:	Stephen F. Carman
Stephen F. Carman
Vice President, Treasurer,
Principal Financial Officer and
Principal Accounting Officer